UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

November 13, 2023

To whom it may concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President and Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Prime Market of Tokyo Stock Exchange)

Interim Dividends and Revision to Dividends Estimates

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that MHFG resolved at the meeting of its Board of Directors held today to pay interim dividends, with a record date of September 30, 2023, and to revise its estimates of the year-end and annual dividends per share for the fiscal year ending March 31, 2024, as set forth below.

1.	Interim dividends

	Determined Items	Most recent estimates (announced on May 15, 2023)	Actual results for the fiscal year ended March 31, 2023
Record date	September 30, 2023	September 30, 2023	September 30, 2022
Dividends per share	¥50.0	¥47.5	¥42.5
Total amount of dividends	¥126,919 million	-	¥107,889 million
Effective date	December 6, 2023	-	December 6, 2022
Resource of dividends	Retained Earnings	-	Retained Earnings

2.	Revision of dividends estimates

	Dividends per share
	Interim dividends	Year-end dividends	Annual dividends
Previous estimates (A)	¥47.5	¥47.5	¥95.0
Revised estimates (B)		¥50.0	¥100.0
Actual results for the fiscal year ending March 31, 2024 (B)	¥50.0
Net change (B – A)	+¥2.5	+¥2.5	+¥5.0
[Reference]
Actual results for the fiscal year ended March 31, 2023 (C)	¥42.5	¥42.5	¥85.0
Net change (B – C)	+¥7.5	+¥7.5	+¥15.0

3.	Reasons

We maintain a capital policy pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder returns. In accordance with this initiative, we set forth the shareholder return policy pursuant to which progressive dividends are our principal approach while also executing flexible and intermittent share buybacks; we determine the amount of dividends based on the perspective of achieving steady growth of our stable earnings base, taking into consideration a dividend payout ratio of 40% as a guide.

Due to revising Consolidated Earnings Estimates for Fiscal 2023 upward in the Consolidated Financial Statements for the Second Quarter of Fiscal 2023 announced today, in accordance with our shareholder return policy, we determined to increase the interim dividends by ¥2.5 to ¥50.0 per share for the fiscal year ending March 31, 2024.

Additionally, we also revised the year-end dividend estimates from the previously estimated ¥47.5 to ¥50.0 per share, for an increase of ¥2.5. As a result, the annual dividends are estimated to be ¥100.0 per share, an increase of ¥5.0 from the previous estimates and that of ¥15.0 from the dividend paid for the fiscal year ended March 31, 2023.

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding dividends for fiscal 2023 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.